UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CALIFORNIA PIZZA KITCHEN, INC.

(Name of Subject Company (Issuer))

CPK MERGER SUB INC. CPK HOLDINGS INC.

(Name of Filing Persons (Offeror))

GOLDEN GATE CAPITAL OPPORTUNITY FUND, L.P.

(Name of Filing Persons — (Other Person(s))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

13054D109

(CUSIP Number of Class of Securities)

Joshua Olshansky CPK Holdings Inc. c/o Golden Gate Capital One Embarcadero Center, 39th Floor San Francisco, CA 94111 Tel: (415) 983-2700 Fax: (415) 983-2828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David Breach, Esq. Daniel Wolf, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$470,717,365	$54,651

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 24,616,701 shares of common stock, par value $0.01 per share, at $18.50 per share. The transaction value also includes the aggregate offer price for 827,481 shares issuable pursuant to the cashless net exercise at the offer price of outstanding options with an exercise price less than $18.50 per share, which is calculated by multiplying the number of shares issuable pursuant to the cashless net exercise at the offer price of such outstanding options by $18.50. The share numbers have been provided to the Offerors by the Issuer and are as of May 31, 2011 (and include shares issuable to holders of stock options from which the Issuer or its representatives have received notices of exercise as of May 31, 2011).
**	Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by CPK Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of CPK Parent Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.01 per share (“Shares”), of California Pizza Kitchen, Inc., a Delaware corporation (“CPK”), at a price of $18.50 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 8, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

California Pizza Kitchen, Inc.

6053 West Century Boulevard, 11th Floor

Los Angeles, California 90045-6438

(310) 342-5000

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of May 31, 2011, based on information provided by CPK, there were 24,616,701 Shares issued and outstanding (including shares issuable to holders of stock options from which the Issuer or its representatives have received notices of exercise as of May 31, 2011), and 827,481 Shares issuable pursuant to the cashless net exercise at the offer price of outstanding options with an exercise price less than $18.50 per Share. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CPK”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CPK”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for CPK”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for CPK”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CPK”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for CPK”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CPK”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CPK”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for CPK”)

THE TENDER OFFER — Section 15 (“Conditions to the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CPK”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions to the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 filed with the Form 8-K, dated May 27, 2011, by CPK.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for CPK”)

(b) Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CPK”)

THE TENDER OFFER — Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CPK”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for CPK”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 8, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by CPK and Golden Gate Capital on May 25, 2011 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 25, 2011).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on June 8, 2011.

(a)(5)	Class Action Complaint dated May 26, 2011 (Hilary Kramer v. Larry S. Flax, et al.)

(a)(6)	Class Action Complaint dated May 26, 2011 (Lisa Palma v. California Pizza Kitchen, Inc., et al.)

(a)(7)	Class Action Complaint dated May 27, 2011 (Mitchell Anderson v. California Pizza Kitchen, Inc., et al.)

(a)(8)	Joint Press Release issued by CPK and Golden Gate Capital on June 8, 2011.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 24, 2011, by and among CPK, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).

(d)(2)	Confidentiality Agreement, dated as of April 19, 2010, between Golden Gate Private Equity, Inc. and CPK (incorporated by reference to Exhibit (e)(4) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by CPK with the Securities and Exchange Commission on June 8, 2011).

(d)(3)	Exclusivity Agreement, dated as of April 11, 2011, between Golden Gate Private Equity, Inc. and CPK.

(d)(4)	Letter Agreement Extending the Term of the Exclusivity Agreement, dated as of May 7, 2011, between Golden Gate Private Equity, Inc. and CPK.

(d)(5)	Limited Guarantee, dated as of May 24, 2011, delivered by Golden Gate Capital Opportunity Fund, L.P. in favor of CPK.

(d)(6)	Equity Commitment Letter, dated as of May 24, 2011, from Golden Gate Capital Opportunity Fund, L.P. to Parent.

(d)(7)	Debt Commitment Letter, dated as of May 24, 2011, from General Electric Capital Corporation, GE Capital Markets, Inc., and Jefferies Finance LLC to Purchaser.

(d)(8)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Susan M. Collyns (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).

(d)(9)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Larry S. Flax (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).

(d)(10)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Sarah A. Goldsmith-Grover (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).

(d)(11)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Richard L. Rosenfield (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2011

CPK MERGER SUB INC.

By:	/s/ Joshua Olshansky

Name:	Joshua Olshansky
Title:	President

CPK HOLDINGS INC.

By:	/s/ Joshua Olshansky

Name:	Joshua Olshansky
Title:	President

GOLDEN GATE CAPITAL OPPORTUNITY FUND, L.P.

By:	GGC Opportunity Fund Management, L.P.,
its general partner

	By:	GGC Opportunity Fund Management GP, Ltd., its general partner

By:	/s/ David Dominik

Name:	David Dominik
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 8, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by CPK and Golden Gate Capital on May 25, 2011 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 25, 2011).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on June 8, 2011.

(a)(5)	Class Action Complaint dated May 26, 2011 (Hilary Kramer v. Larry S. Flax, et al.)

(a)(6)	Class Action Complaint dated May 26, 2011 (Lisa Palma v. California Pizza Kitchen, Inc., et al.)

(a)(7)	Class Action Complaint dated May 27, 2011 (Mitchell Anderson v. California Pizza Kitchen, Inc., et al.)

(a)(8)	Joint Press Release issued by CPK and Golden Gate Capital on June 8, 2011.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 24, 2011, by and among CPK, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).

(d)(2)	Confidentiality Agreement, dated as of April 19, 2010, between Golden Gate Private Equity, Inc. and CPK (incorporated by reference to Exhibit (e)(4) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by CPK with the Securities and Exchange Commission on June 8, 2011).

(d)(3)	Exclusivity Agreement, dated as of April 11, 2011, between Golden Gate Private Equity, Inc. and CPK.

(d)(4)	Letter Agreement Extending the Term of the Exclusivity Agreement, dated as of May 7, 2011, between Golden Gate Private Equity, Inc. and CPK.

(d)(5)	Limited Guarantee, dated as of May 24, 2011, delivered by Golden Gate Capital Opportunity Fund, L.P. in favor of CPK.

(d)(6)	Equity Commitment Letter, dated as of May 24, 2011, from Golden Gate Capital Opportunity Fund, L.P. to Parent.

(d)(7)	Debt Commitment Letter, dated as of May 24, 2011, from General Electric Capital Corporation, GE Capital Markets, Inc., and Jefferies Finance LLC to Purchaser.

(d)(8)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Susan M. Collyns (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).

(d)(9)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Larry S. Flax (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).

(d)(10)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Sarah A. Goldsmith-Grover (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).

(d)(11)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Richard L. Rosenfield (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).

(g)	None.

(h)	None.